FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer pursuant to Rule 13-a-16 or 15d-16
of the Securities Exchange Act of 1934

FOR THE MONTH OF FEBRUARY 2004

COMMISSION FILE NUMBER  1-15150

The Dome Tower
Suite 3000, 333 – 7th Avenue S.W.
Calgary, Alberta
Canada T2P 2Z1
(403) 298-2200

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☐     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐      No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐      No  ☒

Indicate by check mark whether, by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the securities Exchange Act of 1934.

Yes  ☐      No  ☒

EXHIBIT INDEX

EXHIBIT 1	ENERPLUS ANNOUNCES RECORD DATE AND ANNUAL GENERAL MEETING DATE.

EXHIBIT 1

February 18, 2004

FOR IMMEDIATE RELEASE

TSX:	ERF.UN
NYSE:	ERF

ENERPLUS RESOURCES FUND

Notice of Record and Meeting Date

for Annual General Meeting of Unitholders

Enerplus Resources Fund (the “Fund”) hereby gives notice that March 10, 2004 has been fixed as the Record Date for determination of those Unitholders entitled to receive notice and to vote at the Annual General Meeting of the Fund to be held in the Lecture Theatre of the Metropolitan Centre, 333 – Fourth Avenue SW, in Calgary, Alberta, commencing at 10:00 a.m. on May 7, 2004.

BY ORDER OF THE BOARD

/s/ David A. McCoy
David A. McCoy
General Counsel & Corporate Secretary
EnerMark Inc.
on behalf of
Enerplus Resources Fund
Calgary, Alberta
February 18, 2004

For further information: Enerplus Resources Fund, Tel 1-800-319-6462 or e-mail investorrelations@enerplus.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERPLUS RESOURCES FUND

BY:	/s/	Amanda Clark
Amanda Clark
Investor Relations Coordinator

DATE: February 18, 2004